FOR IMMEDIATE RELEASE:

INVISA ANNOUNCES RETIREMENT OF DIRECTOR

Sarasota, FL, September 15, 2003 Invisa, Inc. (OTC BB: INSA), an electronic security and safety company focused on commercializing patented, presence-sensing technology, announced today that its co-founder, Samuel S. Duffey has retired from the Board of Directors where he served as non-executive chairman. The existing management team and Board members of Invisa will assume Mr. Duffey s duties.

Mr. Duffey commented, My objective of helping Invisa through its development stage is largely complete. I have enjoyed the opportunity to serve on the Board of Directors during this exciting time, which included the launch of the InvisaShield safety and security products. These accomplishments were brought about by Invisa s dedicated management team, which I believe to be one of the best in the business. It has been a pleasure working with them and the Board. I now look forward to pursuing business and personal interests and spending more time with my family.

Invisa President Steve Michael stated, Mr. Duffey s contribution as a member of our Board has been greatly appreciated. We wish him well in all his future endeavors.

Robert Knight, the chairman of Invisa s audit committee of Directors commented, Mr. Duffey s services have been a significant factor in the Company s evolution and the board thanks him for the years of dedicated service. With the development stage virtually completed, we look forward to fast-paced developments in the commercialization of the InvisaShield technology.


About Invisa
Invisa is commercializing the patented InvisaShield
 technology, which was developed through a commitment of millions of dollars and a decade of research and development.
InvisaShield represents a new generation of presence
 sensing technology offering the potential to significantly impact the multi-billion dollar life safety and security industries, which currently rely upon older technologies. For many applications, InvisaShield has provided novel presence sensing solutions, as well as operational advantages such as increased design and application flexibility, larger and more dependable sensing zones, greater effectiveness and reduced maintenance and down-time. The company initially introduced products for safety applications in the powered closure industry and is currently further expanding into the household, industrial, commercial and governmental security markets.
An investment profile on Invisa may be found at  www.otcfn.com/insa.
For Product and Technology Information: Invisa, Inc (800) 863-9361 www.invisa.com - Corporate Headquarters - Invisa, Inc.
 4400 Independence Court, Sarasota, Florida 34234
941-355-9361, Fax 941- 355-9373.
For Investor Relations Information:
Gary Geraci, OTC Financial Network, 781-444-6100 ext. 629
 Email: garyg@otcfn.com.
International Investor Relations Information:
 J.A. Michie - G.M. Capital Partners +41-1- 226-5000.
  Email: jamichie@gmcapital.com.
This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
 The company has tried, whenever possible, to identify these forward-looking statements using words such as anticipates, believes, estimates, expects, plans, intends, potential and similar expressions.
These statements reflect the company s current beliefs and are based upon currently available information.
 Accordingly, such forward looking statements involve known and unknown risks, uncertainties and other factors which could cause the company s actual results, performance or achievements to differ materially from those expressed in or implied by such statements. The company undertakes no obligation to update or advise in the event of any change, addition or alteration to the information catered in this press release including such forward-looking statements.

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